June 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. David L. Orlic

Re:	Clearwire Corporation

Amendment No. 8 to Schedule 13E-3

Filed by Clearwire Corporation on June 13, 2013

File No. 005-84306

Additional Definitive Proxy Soliciting Materials

Filed by Clearwire Corporation June 13, 2013

File No. 001-34196

Dear Mr. Orlic,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 14, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 8 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Additional Definitive Proxy Soliciting Materials (File No. 001-34196) (the “Additional Definitive Materials”) that were filed with the Commission on June 13, 2013.

The text of the Staff’s comment has been included in this letter for your convenience and we have set forth the Company’s response to the comment immediately below the comment.

In addition, and in light of discussions with the Staff regarding the changes described below, Clearwire is hereby filing this correspondence simultaneously with definitive proxy materials (the “Revised Additional Definitive Materials”). The Revised Additional Definitive Materials have been revised from the Additional Definitive Materials to reflect Clearwire’s responses to the comment from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to the Revised Additional Definitive Materials, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of the Revised Additional Definitive Materials.

Additional Definitive Proxy Soliciting Materials

Summary Term Sheet, page S-7

1.	Staff’s comment: We note disclosure that the special committee and the board of directors have not changed their determinations as to the fairness of the merger consideration offered by Sprint. Please disclose how these bodies concluded that these determinations did not need to be changed.

Response: The Company respectfully advises the Staff that, in light of the special committee’s and the board of directors’ further changes in recommendations with respect to the merger agreement, the Company has deleted the disclosure on page S-7 of the Additional Definitive Materials that the special committee and the board of directors have not changed their determinations as to the fairness of the merger consideration offered by Sprint and does not believe that additional disclosure is required.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Hope F. Cochran

Hope F. Cochran

Cc:	David Fox, Esq.

Joshua Korff, Esq.

David Feirstein, Esq.